July 1, 2019

William Dockman
Chief Financial Officer
W R GRACE & CO
7500 Grace Drive
Columbia, MD 21044

       Re: W R GRACE & CO
           Form 10-K for the fiscal year ended December 31, 2018
           Filed on February 28, 2019
           File No. 1-13953

Dear Mr. Dockman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction